

August 11, 2014

<u>**Via Email**</u>
Sabastian Niles, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Re: Darden Restaurants, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 31, 2014 (tagged incorrectly) and August 4, 2014
Additional Soliciting Materials on Schedule 14A
Filed August 4, 2014
File No.001-13666

Dear Mr. Niles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials filed August 4, 2014

1. We remind you that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Throughout the press release you characterize as <u>facts</u>, numerous statements that should either be removed or re-characterized as opinions. We note that there does not appear to be a factual basis for the assertions, which implicitly are assessing and comparing the tangible results derived from the sale to the intangible, unknown results of alternative transactions, which the Board chose not to pursue. In future filings, including the proxy statement, please avoid presenting the following non-exclusive list of statements as facts:

- the sale process "…*enabled* Darden to maximize value…, ";
- "[t]he Red Lobster sale better positions Darden for sustained growth, value creation and consistent return of cash…";
- "…halting a…Red Lobster sale …would have negative consequences for the value received and for the value of Darden…"; and,
- "…tax-free and other tax-efficient alternatives…were not viable, value creating options…"

2. Please see our comment above. If it is the *opinion* of the board that the Red Lobster sale has enabled Darden to maximize value and minimize risk, please identify the statement and/or similar statements as an opinion. Please provide context and support for the statement by acknowledging the company's basis for the assertion, such as referencing or providing the supporting documentation set forth in materials you have included in presentations.

Preliminary Proxy Statement

General

3. Please include information as of the most reasonable practicable date and fill in all blanks. In this regard, please revise to eliminate shareholder proposals that have been withdrawn.

Who is paying for the proxy solicitation, page 6

4. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

5. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Background of the Starboard Solicitation, page 10

6. Please update this section and include a brief discussion of the Board decision to maintain the size of the board at 12 directors and specifically reference whether the decision was related to the Starboard solicitation.

<u>Corporate Governance and Board Administration, page 13</u>

<u>Board Leadership Structure, page 15</u>

7. Reference is made to the letter to the Company dated August 4, 2014 from Barington Companies Equities Partners , L.P., withdrawing its proposal. The letter references the timing of the decision by the Board to change the policy and allow for the separation of the roles of Chairman and CEO. Please provide context to your disclosure in this section by specifying the date that the policy was changed and disclose the date the Board allegedly revised its stance as outlined in the letter from Barington.

<u>Proposals to be voted on, page 19</u>

<u>Proposal 1, page 19</u>

8. Please supplement your disclosure to further clarify that although there are 12 available seats, shareholders who vote using the company's card will only be able to exercise their vote for 9 of 12 possible seats (i.e., clarify that they will not be able to cast a vote with respect to the 3 open seats).

9. Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you clarify each individual's business experience for the past five years and disclose the dates of experience by <u>month </u>and <u>year</u>. We note for example, ambiguities or gaps in the information provided for Mr. Lewis.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

·   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions